EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2015 Financial Results and Provides First Quarter 2016 Guidance

Company Beats Q4 2015 Revenue, Gross Margin and EPS Guidance

Provides First Quarter 2016 Guidance Revenue to be Down 1% to Up 4% Sequentially, Gross Margin to be Around 25%, and GAAP EPS per ADS to be 5.5 to 7.5 Cents

  Net revenue for the quarter increased 7.5% sequentially to $178.0 million, exceeding previously issued Company guidance.
  Compared to the previous quarter, large-sized panel driver sales increased by 22.9%, small and medium-sized panel driver sales decreased by 2.9% and non-driver sales increased by 10.5%.
  Gross margin for the quarter increased 110 bps to 22.9% from Q3 2015, exceeding Q4 2015 guidance.
  Q4 2015 GAAP net income was $6.1 million or 3.6 cents, exceeding guidance and at the upper end of its preannounced EPS.
  FY 2015 revenues decreased 17.7% year-over-year and gross margin came in at 23.6%. FY 2015 GAAP net income was 14.6 cents per diluted ADS.
  Company's Q1 2016 guidance highlights positive trends in market share gain, new product launches and AR/VR business opportunities for FY2016.

TAINAN, Taiwan, Feb. 04, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year ended December 31, 2015.

SUMMARY FINANCIALS

Fourth Quarter 2015 Results Compared to Fourth Quarter 2014 Results (USD in millions) (unaudited)
	Q4 2015	Q4 2014	CHANGE
Net Revenues	$178.0 million	$227.2 million	-21.7%
Gross Profit	$40.7 million	$56.0 million	-27.3%
Gross Margin	22.9%	24.7%	-1.8%
GAAP Net Income Attributable to Shareholders	$6.1 million	$15.6 million	-60.8%
Non-GAAP Net Income Attributable to Shareholders	$6.5 million (1)	$16.1 million (2)	-59.7%
GAAP EPS (Per Diluted ADS, USD)	$0.036	$0.091	-60.8%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.038 (1)	$0.094 (2)	-59.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

Fourth Quarter 2015 Results Compared to Third Quarter 2015 Results (USD in millions) (unaudited)
	Q4 2015	Q3 2015	CHANGE
Net Revenue	$178.0 million	$165.6 million	+7.5%
Gross Profit	$40.7 million	$36.1 million	+12.9%
Gross Margin	22.9%	21.8%	+1.1%
GAAP Net Income (Loss) Attributable to Shareholders	$6.1 million	$(2.3) million	+362.9%
Non-GAAP Net Income Attributable to Shareholders	$6.5 million (1)	$1.7 million (2)	+286.4%
GAAP EPS (Per Diluted ADS, USD)	$0.036	$(0.014)	+362.3%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.038 (1)	$0.010 (2)	+285.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $3.9 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.

"Our 2015 fourth quarter results beat our guidance as preannounced on January 7. Our 2015 fourth quarter revenue was $178.0 million, representing 7.5% sequential increase. It is in line with our preannouncement and outperformed the original guidance of flat to 5% up quarter-over-quarter. Gross margin for the quarter was 22.9%, also beating the original guidance of ‘flat to slightly up’ sequentially. Fourth quarter GAAP earnings per diluted ADS came in at 3.6 cents, reaching the high end of our preannounced GAAP EPS range of 3.3 to 3.8 cents and beat our initially guided 1.0 to 3.0 cents. The strong result came from all three product categories,” began Mr. Jordan Wu, President and Chief Executive Officer of Himax. “Notably, we saw increased market share of our large panel driver ICs, new addition of a major smartphone customer for small and medium-sized driver ICs and shipments of AR/VR related products. 2015 was a difficult year with different challenges every quarter. Despite hints of a continued market softness and tougher competition in mobile devices and TV, we were able to exit the year of 2015 with decent sequential growth. We believe such strength will continue into 2016. During 2015, our increased large panel driver IC market share in China has helped us solidify the foundation of our core business, and has brought in a strong flow sales and new opportunities as our Chinese customers continue to expand their panel capacities while Chinese TV makers are sourcing more panels locally. Equally important, following quite a few quarters of sales decline in small and medium-sized driver ICs,  we finally saw smartphone order rebounds coming from the industry’s restocking and new model launches in the last quarter, especially from our leading brand customers. Two of the key achievements of our smartphone driver IC business are the completion of our qualification by a primary Korean customer for our OLED driver IC design and the successful launch of our TDDI (Touch and Display Driver Integration) products in 2015. Both products were actively sought after by mobile device makers, module houses, and panel makers. Lastly, some of the world’s largest and most impactful technology companies have continued to work closely with us on their AR/VR devices using our LCOS, WLO and/or driver IC solutions. Some of them have announced the launch of their products in 2016. We are seeing strong momentum across all our major product lines and feel excited about the growth prospect of 2016, despite the uncertain economic environment.”

Fourth Quarter 2015 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q4 2015%		Q4 2014%		% Change
Display drivers for large-sized panels	$62.1	34.9%	$65.5	28.8%	-5.2%
Display drivers for small/medium-sized panels	$81.9	46.0%	$114.8	50.5%	-28.7%
Non-driver products	$34.0	19.1%	$46.9	20.7%	-27.4%
Total	$178.0	100.0%	$227.2	100.0%	-21.7%

	Q4 2015%		Q3 2015%		% Change
Display drivers for large-sized panels	$62.1	34.9%	$50.5	30.5%	+22.9%
Display drivers for small/medium-sized panels	$81.9	46.0%	$84.3	50.9%	-2.9%
Non-driver products	$34.0	19.1%	$30.8	18.6%	+10.5%
Total	$178.0	100.0%	$165.6	100.0%	+7.5%

Himax’s fourth quarter revenue of $178.0 million represented a 7.5% sequential increase from the previous quarter and a 21.7% decrease from the same period last year. Overall, sales came in better than guided across all three product lines during the quarter. Notably, the Company saw increased market share of its large panel driver ICs, new addition of a major smartphone customer for small and medium-sized driver ICs, and shipments of AR/VR related products.

Revenue from large panel display drivers was $62.1 million, up 22.9% sequentially, and down 5.2% from a year ago. Large panel driver ICs accounted for 34.9% of Himax’s total revenues for the fourth quarter, compared to 30.5% in the last quarter and 28.8% a year ago. NB demand remained weak, yet the Company’s driver IC business for TVs and monitors grew more than 20% sequentially while, according to the market research firm IHS, worldwide TV and monitor panel shipments decreased 2% during the same period. This bright spot, as Himax has repeatedly emphasized, came from its long-standing leading market share in China’s fast-expanding panel manufacturing base. If looking only at China, the Company’s driver IC revenue grew close to 40% sequentially for each of NB, monitor and TV applications in the fourth quarter of 2015. Overall large panel driver IC for Chinese panel customers grew 16.9% year-over-year. Himax’s leading market share, coupled with rapid capacity ramping of Chinese panel customers and more in-sourcing from their local set maker customers, have led to this favorable result. It is especially worth highlighting that Himax’s engineering collaboration and design-in activities with Chinese panel customers remain robust despite the soft market sentiment.

Revenue for small and medium-sized drivers came in at $81.9 million, down 2.9% sequentially and down 28.7% from the same period last year. Driver ICs for small and medium-sized applications accounted for 46.0% of total sales for the fourth quarter, as compared to 50.9% in the previous quarter and 50.5% a year ago. The main reason behind the weak performance was the loss of business from the Company’s primary Korean end customer as they replaced the use of LCD displays, for which Himax was a major IC vendor, by AMOLED for their smartphone products, thereby creating a gap in the Company’s small and medium-sized business. While with a much reduced volume, Himax remained a major IC partner to this Korean customer for their LCD displays and is working on AMOLED projects with them. Business from Chinese smartphone makers grew significantly over the last quarter due to their new model launches and inventory replenishing, as well as the addition of a Chinese new top-tier customer for one of their high-volume models. Compared to the same quarter last year, revenues for Chinese smartphones stayed around flat. For automotive applications, Himax continued to see solid momentum, growing high teens from the third quarter and around 3% year-over-year. The Company’s revenues for tablet segment grew around 9% sequentially, a result of strong shipments to certain international brand customers. The tablet sector registered a year-over-year decline of around 17%, a reflection of the overall weakness of the tablet market.

Revenues from non-driver businesses were $34.0 million, up 10.5% sequentially and down 27.4% from the same period last year. Non-driver products accounted for 19.1% of total revenues, as compared to 18.6% in the previous quarter and 20.7% a year ago. CMOS image sensor business was the main factor behind the year-over-year decline. Himax’s CMOS Image sensor business suffered because the Company didn’t ramp its 8MP and 13MP sensors as planned due to the lack of Phase Detection Auto Focus (PDAF), a new but nowadays-required feature for high end smartphone. Himax remained one of the market share leaders in notebook sector. The sequential growth of its non-driver segment was mainly contributed by AR/VR related businesses. Himax’s LCOS and WLO revenues started to show growth as it started to make shipments to certain leading customers in September. Development fees from AR/VR project engagements with both current and new customers also worked in its favor. Among the non-driver products, power management ICs also delivered impressive growth sequentially.

GAAP gross margin for the fourth quarter was 22.9%, a 110 basis points increase from 21.8% in the previous quarter and down 180 basis points from 24.7% in the same period last year. The gross margin beat the Company’s initial guidance mainly due to a more favorable product mix, including more high-end smartphone and tablet driver IC shipments and higher development fee incomes from LCOS and WLO businesses. Such increased development activities will eventually lead to mass production of these products, which will enhance the Company’s gross margin even further in the long run. Gross margin expansion was also a testament to Himax’s costs-down measures. Gross margin improvement remains one of the Company’s business focuses.

Fourth quarter GAAP operating expenses were $32.1 million, down 16.6% from the previous quarter and down 3.8% from a year ago. The sequential decrease was primarily the result of the difference in RSU charges. In accordance with the Company’s protocol, Himax grants annual RSUs to its staff at the end of September each year, which, given all other items equal, leads to higher third quarter GAAP operating expenses compared to the other quarters of the year. The fourth quarter RSU expense was only $0.3 million while it was $4.5 million in the third quarter. Excluding the RSU expense, operating expenses decreased 6.5% from last quarter and down 3.3% year-over-year. The sequential decrease was the result of streamlining core business R&D activities and other expense control measures.

GAAP operating income for the fourth quarter of 2015 was $8.6 million or 4.8% of sales, up 449.9% sequentially and down 62.0% year-over-year. The sequential profit increase was from higher revenue, enhanced gross margin, and lower operating expenses including less RSU expenses. The year-over-year decline was, on the contrary, a result of lower revenue and gross margin, but offset by lowered operating expenses.

Reported GAAP net income for the fourth quarter was $6.1 million, or 3.6 cents per diluted ADS, compared to GAAP net loss of $2.3 million, or 1.4 cents per diluted ADS, in the previous quarter and GAAP net income of $15.6 million, or 9.1 cents per diluted ADS, for the same period last year. GAAP EPS exceeded the Company’s 1.0 to 3.0 cents guided range.

In the Company’s last earnings call, it estimated $3.1 million of additional income tax charges caused by the NTD depreciation based on the exchange rate of 32.66 on November 12th, the date of the EPS guidance. As it turned out, from November 12th to the year end, the NTD further depreciated to 32.83 against the USD, resulting in an additional $0.5 million, or 0.3 cents per diluted ADS, of income tax charges. If the NTD/USD rate had stayed at 32.66, Himax’s EPS would have been 3.9 cents, outperforming its original guidance even more. The exchange rate has very little effect on the Company’s margins and operating results as Himax maintains vast majority of its cash, conducts its entire buy and sell activities, and keep its books all in US dollars. The only major impact it has is on the effective income tax. This is because the Company pays literally all its taxes in Taiwan where tax authorities determine Himax’s tax based on NT dollar dominated ROC GAAP accounting. In general, as NT dollar depreciates against US dollar, the Company is worse off in its US GAAP effective tax rate and vice versa. Himax chooses to maintain natural hedge in its operational activities as it believes this minimizes the overall exchange rate impact over time.

The sequential profit increase was a result of higher revenue and gross margin, together with lower operating expenses. The year-over-year profit decline was due to decline in revenue and gross margin but lower operating expenses helped offset some of the bottom line decline.

Fourth quarter non-GAAP net income, which excludes share-based compensation and acquisition-related charges, was $6.5 million, or 3.8 cents per diluted ADS, compared to $1.7 million last quarter and $16.1 million the same period last year.

Full Year 2015 Financial Results

FY 2015 Results Compared to FY 2014 Results (USD in millions) (unaudited)
	FY 2015	FY 2014	CHANGE
Net Revenues	$691.8 million	$840.5 million	-17.7%
Gross Profit	$163.1 million	$205.9 million	-20.8%
Gross Margin	23.6%	24.5%	-0.9%
GAAP Net Income Attributable to Shareholders	$25.2 million	$66.6 million	-62.2%
Non-GAAP Net Income Attributable to Shareholders	$30.6 million (1)	$76.0 million (2)	-59.7%
GAAP EPS (Per Diluted ADS, USD)	$0.146	$0.387	-62.2%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.178 (1)	$0.442 (2)	-59.7%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $4.9 million share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $8.8 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax.

FY 2015 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	FY 2015%		FY 2014%		% Change
Display drivers for large-sized panels	$224.4	32.4%	$226.1	26.9%	-0.7%
Display drivers for small/medium-sized panels	$336.0	48.6%	$446.0	53.1%	-24.7%
Non-driver products	$131.4	19.0%	$168.4	20.0%	-22.0%
Total	$691.8	100.0%	$840.5	100.0%	-17.7%

Revenues totaled $691.8 million in 2015, representing a 17.7% decrease over 2014. Revenues from large panel display drivers declined 0.7% year-over-year, representing 32.4% of total revenues, as compared to 26.9% in 2014. Notably, TV application grew over 20% year-over-year, the highest growth since 2011. Such strength was originated from the Company’s focus in China starting 2012 as it bets on China’s long term prospect and sought to diversify customer base. Himax believes that panel capacity expansion in China is a tailwind ride uniquely for the Company, and its large panel driver IC sales and market share will further improve as it moves into 2016 as a result.

Small and medium-sized driver sales declined 24.7% year-over-year, representing 48.6% of total revenues, as compared to 53.1% in 2014. Himax’s key Korean end-customer’s decision to substantially increase the portion of AMOLED panels in their smartphone portfolio was the main reason that caused the Company’s smartphone drivers to decline. The Company’s driver sales for small and medium size panels were also hit by the weak smartphone sales in China where smartphone vendors, lacking new government stimulus, turned conservative while trying new sales channels such as e-commerce and direct sales points to replace the previous approach of selling through telecom operators. Worse yet, exports were also weakened by the relatively strong RMB over the full year. However, the Chinese smartphone market started to rebound in the fourth quarter. Smartphone aside, Himax’s driver IC sales into the tablet market also declined significantly year-over-year while those for automotive applications grew double digit. The Company would like to reiterate that despite the fast changes in the smartphone makers’ competition landscape, it remains the leading supplier of small and medium-sized driver IC for panel makers and module houses across Taiwan, Korea, China and Japan. Now that Himax’s smartphone end customers have recaptured the market with refreshed marketing strategies, new model launches and better grasp of internet sales channels, and with its latest addition of a major brand customer, the Company is well-positioned to grow again in 2016.

Non-driver products declined 22.0% year-over-year, representing 19.0% of total sales, as compared to 20.0% a year ago. As explained earlier, CMOS image sensors’ decline was the main reason behind the poor performance. LCOS, WLO and timing controllers actually grew strongly last year. Himax launched eDP 1.4 timing controller, targeting high end monitors, NBs and tablets, and have received positive feedbacks and strong customer adoption as the Company was the first to launch such timing controller capable of supporting resolutions of up to 4K for medium-sized panels.

The Company indicated before that its LCOS and WLO business hit inflection in September 2015 with pilot production shipment made to a major customer. The increasing shipments of its LCOS and WLO products to some industry heavyweights in the fourth quarter 2015 and the additional design engagements with current and new customers are evidence that Himax is uniquely positioned as the provider of choice for microdisplay and related optics to enable AR applications. Separately, Himax has officially broken into the VR space with major design-wins taking place toward the end of 2015. The Company’s expertise in customized display solutions in OLED driver IC, timing controller, and power management ICs have led to ASIC developments that will go into the next generation panels of several VR devices. With multiple AR/VR players announcing their product launches in 2016, Himax stands to benefit from these new businesses.

Himax’s touch panel controller sales remained flat year-over-year in 2015. The introduction and mass shipment of on-cell and pure in-cell products have led to fast customer additions in its touch business in 2015. The Company continues to believe that TDDI will start to take off starting 2H16.

Gross margin in 2015 was 23.6%, a 90 basis-point decline from 24.5% in 2014. The margin decline was mainly the result of pricing pressures passed on to driver IC vendors from cost sensitive panel makers. Pressure on gross margin was partially offset by higher development incomes from LCOS and WLO products and higher sales of driver ICs for high end smartphones in the fourth quarter.

GAAP operating expenses were $132.5 million, down $0.7 million or 0.5% compared to last year. As repeatedly indicated, the Company only intended to increase its expenses in LCOS and WLO sectors, where it is seeing a lot of growth opportunities.  GAAP operating income of $30.7 million represented a 57.8% decrease versus 2014.

GAAP net income for the year was $25.2 million, or 14.6 cents per diluted ADS, down from $66.6 million, or 38.7 cents per diluted ADS, for the same period last year. The exchange rate impact on income tax was $3.6 million for 2015 as NTD depreciated to 32.83 against USD at end of 2015 from 31.65 at the beginning of the year.

Non-GAAP net income for 2015 was $30.6 million, or 17.8 cents per diluted ADS, down from $76.0 million, or 44.2 cents per diluted ADS, for 2014. The decrease in non-GAAP net income was mainly the result of lower revenue in this year.

Balance Sheet and Cash Flow

Himax had $148.3 million of cash, cash equivalents, and marketable securities at the end of December 2015, compared to $187.8 million at the same time last year and $126.0 million a quarter ago. On top of the above cash position, restricted cash was $180.4 million at the end of the quarter. The restricted cash is mainly used to guarantee the company’s short term loan for the same amount. Himax continues to maintain a very strong balance sheet, and remains a debt-free company.

Inventories as of December 31, 2015 were $171.4 million, up from $166.1 million a year ago and down from $177.7 million a quarter ago. Himax was able to further lower inventory levels sequentially because of demand rebound. The higher inventory year-over-year was the result of the Company’s measures to counter the relatively low customer demand visibility in a volatile market. Accounts receivable at the end of December 2015 were $177.2 million as compared to $219.4 million a year ago and $168.0 million last quarter. DSO was 93 days at the end of December, 2015, little changed from 95 days a year ago and 89 days at end of the last quarter.

Net cash inflow from operating activities for the fourth quarter was $25.9 million as compared to an inflow of $38.7 million for the fourth quarter of 2014 and an inflow of $14.1 million for the third quarter of 2015. Cumulative cash inflow from operations in 2015 was $22.5 million as compared to $93.7 million in 2014. The decrease in cash flow is mainly due to lower net profit and higher working capital.

Capital expenditures were $3.6 million in the fourth quarter of 2015 versus $2.4 million a year ago and $2.6 million last quarter. The capital expenditure in the fourth quarter consisted mainly of the manufacturing toolings of CMOS image sensor products and facility updates and capacity expansion for LCOS and WLO product lines. Total capital expenditures for the year were $10.0 million versus $10.9 million a year ago.

In July 2015, Himax paid an annual dividend of 30 cents per ADS, equal to 77.5% of 2014 GAAP earnings per diluted ADS. The Company remains committed to paying annual dividends, the amount of which is based primarily on its prior year’s profitability. The high payout ratio in 2015 is an illustration of the Company’s confidence in its future profitability.

Share Buyback Update

As of December 31, 2015, Himax had 171.9 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.3 million.

2016 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Nadiya Chen and Ms. Penny Lin, internal IR Managers, and Mr. John Mattio, Himax’s US-Based IR, will maintain corporate access for shareholders and attend future investor conferences in the U.S. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The Company is mindful that 2016 will likely be a year of macro uncertainty, marked by currency fluctuations and the risk of China’s slowdown. However, looking ahead into the new year, we believe our businesses will be resilient to macro headwinds for reasons set out below. Himax’s large panel driver ICs for TV application will grow from higher 4K TV penetration and the added capacities from China. In terms of small and medium sized driver ICs, those for automotive applications, where Himax has a leading market share, will continue to show strong growth as more panels are going into vehicles. For smartphone applications, the Company believes that the adoption of 4G network should rise in China which will stimulate demand in 2016. Himax also believes in technology integration such as TDDI in smartphones. Revenue contribution from TDDI will likely take place in the second half of 2016. Non-driver products wise, 2016 will be the year for Himax to see a bigger revenue percentage generated by LCOS and WLO product lines as shipments to its major customers start to take off. Himax will also tap into new territories such as IoT and machine vision with its latest CIS and WLO product offerings as stated in the Company’s recent press releases. Overall, 2016 will be a year of growth for both top and bottom line.

Following a strong fourth quarter, large panel driver ICs should continue to grow around 10% sequentially and high-teens year over year, with China and 4K TV still the major growth engines. Himax expects its 4K TV to double in the first quarter sequentially and close to triple over the same period last year.

The Company is experiencing accelerating demand from panel manufacturers seeking IC vendors who can provide driver IC, timing controller, Gamma OP, and PMIC as a total solution. Meanwhile, timing controller is getting more technologically advanced, with high end models integrating sophisticated functions such as MEMC. This positions Himax very well in the high end 4K TV market. As the industry migrates to 8K TVs, which is already starting to take place in product development, Himax’s business and technology strength and integrated product solutions will be a significant differentiator against the competition.

The other segments in Himax’ driver business is ICs used in small and medium-sized panels for applications including smartphones, tablets and automotives. First quarter sales for smartphones are likely to remain flat, despite few working days around Chinese New Year, as Himax’s end customers, including a newly added first-tier player, are launching new models and replenishing inventories ahead of the holidays. Furthermore, Himax is seeing accelerating FHD shipments and design-wins in its pipeline, a testament to the trend that FHD is quickly becoming the new mainstream display resolution for smartphones, replacing HD720. Himax is also pleased to report that its shipment of AMOLED driver IC to key Korean customer will start later this quarter, reaffirming its technology leadership. As it is collaborating with multiple customers both in Korea and China on AMOLED product development, Himax believes AMOLED driver ICs will be one of the critical future growth engines of its small panel driver IC business, especially with quite a few new AMOLED fabs being built in China where Himax has the most comprehensive customer coverage.

Among driver ICs used in small and medium-sized panels, the best-performing category has been automotives in recent years. The Company anticipates Q1 shipment to be slightly higher than the previous quarter, growing double digit year-over-year. Himax expects the growth to stay robust throughout the year. With numerous top automobile brands having been its indirect end customers, it is well positioned to take advantage of the growing market in 2016 and beyond.

For driver ICs used in tablets, demands remain weak and will decline double digit in the first quarter, resulting in a declining small and medium-sized driver IC segment in the first quarter of around mid single digit sequentially.

For the past few years, Himax’s non-driver business segment has been its most exciting growth segment and a differentiator for the Company. New product development continues to evolve and gain traction, and Himax remains positive on the long-term growth prospect of its non-driver businesses.

The Company expects mid single digit sequential growth in non-driver products for the first quarter. Looking ahead, many of Himax’s non-driver products, including its CMOS image sensor, timing controller, touch panel controller, power management IC, ASIC service, wafer level optics and LCOS microdisplay, are set to grow significantly in 2016 and the years ahead.

For touch panel controller product line, the Company exited 2015 with sales flat year-over-year as the industry shifted to on-cell and pure in-cell TDDI. Himax expects on-cell to become the mainstream touch technology in 2016. It has also launched force touch products, a new feature to the touch panel, and already secured design-wins from leading smartphone makers for their 2016 models. Himax’s on-cell sales will significantly accelerate starting late first quarter with shipments to Chinese and Japanese smartphone makers. Furthermore, Himax is one of the pioneers in offering TDDI solutions for the state-of-art in-cell panels, which have started small volume production in 2015. The Company is in partnerships with essentially all of the panel manufacturers in pure in-cell touch for joint technological development and believes there is a strong market for Himax going forward. The Company expects to see its contribution starting 2H16.

Moving on to Himax’s most exciting AR/VR related businesses, the CES Show last month showcased the fast-growing, multi-billion dollar AR/VR sector under development. Participants included leading multinationals in the gaming, search, mobile, social media, military and consumer industries. Having invested in the technologies for over 15 years, Himax is uniquely positioned as the provider of choice for microdisplay and related optics to enable AR.

As some of Himax’s major customers have already announced product launches, revenues from LCOS and WLO are expected to double sequentially in the first quarter off a small base, marking the beginning of mass production for some of its leading AR device customers. While most customers don’t expect big volume for their early generation products, the Company has been working with many of them for future generation devices. Himax is also seeing constant additions of new customers using its LCOS and/or WLO for a variety of new applications. We currently have more than 30 customers using the Company’s LCOS and/or WLO for their AR devices and optical engine designs, with the vast majority of them in the U.S.. When adopted, the Company’s LCOS and WLO typically represent two of the parts with the highest value in an AR product’s bill-of-materials. As for VR applications, as mentioned in the press release in January, Himax has had new driver IC design-wins with two top-notch VR players in the next generation OLED panels for their VR devices.

In addition, in a recent press release, Himax introduced WLO laser diode collimator with integrated Diffractive Optical Element (“DOE”). The Company believes this is the most effective solution for 3D sensing and detection. Himax’s technology can reduce the size of the incumbent laser projector module by a factor of 9, actually making it smaller than conventional camera modules. This breakthrough allows the solution to be easily integrated into next-generation smartphones, tablets, automobiles, AR/VR devices, IoT devices, and consumer electronics accessories to enable new applications in the consumer, medical, and industrial marketplaces.

To be paired with the laser projector module mentioned above, Himax is also developing a Near Infrared (NIR) sensor to provide customers with a total solution. Additionally, in January, Himax announced an ultra-low-power QVGA CMOS image sensor, which, the Company believes is by far the lowest power CIS in the industry with similar resolution, while offering outstanding sensor performance and high level of feature integration. This sensor can be in a constant state of operation, enabling “always on”, contextually aware, computer vision capabilities such as feature extraction, proximity sensing, gesture recognition, object tracking and pattern identification. Likewise, it can be applied in new applications across smartphones, tablets, AR/VR devices, IoT and artificial intelligence. This series of smart sensors will open a new business territory for Himax’s CIS products.

In terms of the Company’s 8MP and 13MP CMOS image sensors with PDAF feature, the Company is catching up fast. Himax believes it will be one of the few players capable of providing PDAF-equipped CMOS image sensors in the very near future.

First Quarter 2016 Guidance

The Company is providing the following financial guidance for the first quarter of 2016:

Net Revenue:	To be down 1% to up 4% as compared to the fourth quarter of 2015
Gross Margin:	To be around 25% as opposed to 22.9% reported in the fourth quarter of 2015
GAAP EPS:	5.5 to 7.5 cents per diluted ADS, as compared to 3.6 cents reported in the fourth quarter of 2015

In providing the above earnings guidance, we have assumed a 20% income tax rate, calculated based on exchange rate of NTD 33.45 against the USD, which is also the exchange rate as of beginning of February 2016.

HIMAX TECHNOLOGIES FOURTH QUARTER 2015 EARNINGS CONFERENCE CALL

DATE:	Thursday, February 4th, 2016
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	25019205
WEBCAST:	http://edge.media-server.com/m/p/xd9h5jr4

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EST on February 11, 2016 (12:59 p.m. Taiwan time, February 12, 2016) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 25019205. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 4, 2017.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,764 patents granted and 566 patents pending approval worldwide as of December 31, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.
http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2015	2014	2015

Revenues	$177,977	$227,179	$165,582

Costs and expenses:
Cost of revenues	137,243	171,140	129,510
Research and development	22,575	22,788	27,907
General and administrative	4,544	4,901	5,158
Sales and marketing	5,004	5,714	5,468
Total costs and expenses	169,366	204,543	168,043

Operating income (loss)	8,611	22,636	(2,461)

Non operating income:
Interest income	188	225	116
Gains (losses) on sale of securities, net	159	(26)	32
Equity in income (losses) of equity method investees	262	(24)	(119)
Valuation gain on financial instruments	-	1,255	-
Impairment loss on investments	-	(309)	-
Foreign currency exchange gains (losses), net	(28)	759	680
Interest expense	(141)	(149)	(152)
Other income (losses), net	(77)	18	125
	363	1,749	682
Earnings (loss) before income taxes	8,974	24,385	(1,779)
Income tax expense	3,759	9,247	1,151
Net income (loss)	5,215	15,138	(2,930)
Net loss attributable to noncontrolling interests	915	487	598
Net income (loss) attributable to Himax stockholders	$6,130	$15,625	$(2,332)

Basic earnings (loss) per ADS attributable to Himax stockholders	$0.036	$0.091	$(0.014)
Diluted earnings (loss) per ADS attributable to Himax stockholders	$0.036	$0.091	$(0.014)

Basic Weighted Average Outstanding ADS	172,303	171,608	171,615
Diluted Weighted Average Outstanding ADS	172,303	172,161	171,936

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2015	2014

Revenues	$691,789	$840,542

Costs and expenses:
Cost of revenues	528,651	634,660
Research and development	94,422	91,839
General and administrative	18,470	20,192
Sales and marketing	19,574	21,126
Total costs and expenses	661,117	767,817

Operating income	30,672	72,725

Non operating income:
Interest income	710	728
Gains on sale of securities, net	1,993	10,471
Valuation gain on financial instruments	-	1,255
Impairment loss on investments	-	(309)
Equity in losses of equity method investees	(77)	(80)
Foreign currency exchange gains (losses), net	(43)	1,077
Interest expense	(514)	(518)
Other income, net	126	145
	2,195	12,769
Earnings before income taxes	32,867	85,494
Income tax expense	11,405	21,591
Net income	21,462	63,903
Net loss attributable to noncontrolling interests	3,733	2,695
Net income attributable to Himax stockholders	$25,195	$66,598

Basic earnings per ADS attributable to Himax stockholders	$0.147	$0.389
Diluted earnings per ADS attributable to Himax stockholders	$0.146	$0.387

Basic Weighted Average Outstanding ADS	171,785	171,095
Diluted Weighted Average Outstanding ADS	172,066	171,999

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2015	2014	2015
Share-based compensation
Cost of revenues	$27	$6	$70
Research and development	160	312	3,505
General and administrative	70	132	530
Sales and marketing	20	84	823
Income tax benefit	(47)	(127)	(1,040)
Total	$230	$407	$3,888

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$237	$194	$220
Income tax benefit	(98)	(83)	(94)
Total	$139	$111	$126

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2015	2014
Share-based compensation
Cost of revenues	$110	$121
Research and development	4,289	7,610
General and administrative	865	1,688
Sales and marketing	1,010	1,847
Income tax benefit	(1,342)	(2,437)
Total	$4,932	$8,829

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$845	$850
Sales and marketing	-	96
Income tax benefit	(358)	(374)
Total	$487	$572

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	December 31, 2015	September 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$129,829	$106,387	$185,466
Restricted cash and marketable securities	180,442	180,442	130,179
Investments in marketable securities available-for-sale	18,511	19,625	2,377
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	177,198	167,975	219,368
Inventories	171,374	177,694	166,105
Deferred income taxes	3,306	4,216	7,740
Prepaid expenses and other current assets	17,175	23,520	18,341
Total current assets	697,835	679,859	729,576
Investment in non-marketable equity securities	11,211	11,211	11,211
Equity method investments	3,648	3,392	102
Property, plant and equipment, net	54,461	55,700	57,271
Deferred income taxes	871	1,492	477
Goodwill	28,138	28,138	28,138
Other intangible assets, net	4,161	3,668	4,281
Other assets	2,012	2,142	1,938
	104,502	105,743	103,418
Total assets	$802,337	$785,602	$832,994
Liabilities, Redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$180,000	$180,000	$130,000
Accounts payable	124,423	111,996	179,328
Income taxes payable	12,139	13,517	19,050
Deferred income taxes	138	34	35
Other accrued expenses and other current liabilities	36,030	35,781	26,992
Total current liabilities	352,730	341,328	355,405
Other liabilities	4,610	4,407	5,636
Total liabilities	357,340	345,735	361,041
Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 343,815,424 shares, 343,815,424 shares and 342,425,144 shares outstanding at December 31, 2015, September 30, 2015 and December 31, 2014, respectively	107,010	107,010	107,010
Additional paid-in capital	105,355	107,238	107,808
Treasury shares, at cost, 12,884,058 shares, 12,884,058 shares and 14,274,338 shares at December 31, 2015, September 30, 2015 and December 31, 2014, respectively	(9,157)	(9,157)	(10,144)
Accumulated other comprehensive loss	(1,879)	(723)	(316)
Unappropriated retained earnings	237,375	233,082	268,266
Himax stockholders’ equity	438,704	437,450	472,624
Noncontrolling interests	2,637	(1,239)	(4,327)
Total equity	441,341	436,211	468,297
Total liabilities, redeemable noncontrolling interest and equity	$802,337	$785,602	$832,994

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2015	2014	2015

Cash flows from operating activities:
Net income (loss)	$5,215	$15,138	$(2,930)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,407	3,903	3,425
Bad debt expense	310	554	---
Share-based compensation expenses	277	534	472
Gain on disposals of property and equipment	---	(2)	(2)
Losses (gains) on disposals of marketable securities, net	(159)	26	(32)
Impairment loss on investment	---	309	---
Equity in losses (gains) of equity method investees	(262)	24	119
Valuation gain on financial liabilities	---	(1,255)	---
Deferred income tax expense (benefit)	1,665	2,710	(85)
Inventories write downs	2,445	2,892	2,078
Changes in operating assets and liabilities:
Accounts receivable	(9,583)	(1,149)	14,181
Inventories	3,875	(11,858)	9,800
Prepaid expenses and other current assets	8,977	573	(5,533)
Accounts payable	12,427	23,375	(13,775)
Income taxes payable	(749)	3,092	(425)
Other accrued expenses and other current liabilities	(1,594)	(184)	6,850
Other liabilities	(385)	(2)	---
Net cash provided by operating activities	25,866	38,680	14,143

Cash flows from investing activities:
Purchases of property, plant and equipment	(3,567)	(2,383)	(2,554)
Proceeds from disposal of property and equipment	---	---	2
Purchases of available-for-sale marketable securities	(16,498)	(6,252)	(33,328)
Proceeds from disposals of available-for-sale marketable securities	17,520	6,851	16,757
Proceeds from capital reduction of investments	---	1,168	---
Proceeds from (repayments of) refundable deposits, net	13	(31)	(204)
Releases (pledges) of restricted marketable securities	---	2,887	(131)
Cash increase resulting from change in consolidated entity	341	---	---
Net cash provided by (used in) investing activities	(2,191)	2,240	(19,458)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2015	2014	2015
Cash flows from financing activities:
Payments of cash dividends	---	---	(51,364)
Excess tax benefits from share-based compensation	---	---	771
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	4	18	8
Purchases of subsidiary shares from noncontrolling interests	(145)	(46)	(305)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	---	7,500	(50,000)
Proceeds from issuance of new shares by subsidiaries	---	---	1,466
Proceeds from short-term debt	92,303	136,000	130,000
Repayments of short-term debt	(92,303)	(143,500)	(80,000)
Net cash used in financing activities	(141)	(28)	(49,424)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(92)	(3)	(130)
Net increase (decrease) in cash and cash equivalents	23,442	40,889	(54,869)
Cash and cash equivalents at beginning of period	106,387	144,577	161,256
Cash and cash equivalents at end of period	$129,829	$185,466	$106,387

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$79	$223	$215
Income taxes	$350	$84	$2,479

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$1,948	$2,645	$4,708
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	1,619	(262)	(2,154)
Cash paid	$3,567	$2,383	$2,554

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2015	2014

Cash flows from operating activities:
Net income	$21,462	$63,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,164	14,592
Bad debt expense	310	554
Share-based compensation expenses	1,818	1,929
Gain on disposals of property and equipment	(2)	(2)
Gain on disposal of investment securities, net	(1,770)	(10,502)
Losses (gains) on disposal of marketable securities, net	(223)	31
Impairment loss on investment	---	309
Equity in losses of equity method investees	77	80
Valuation gain on financial liabilities	---	(1,255)
Deferred income tax expense	4,148	3,816
Inventories write downs	9,785	8,198
Changes in operating assets and liabilities:
Accounts receivable	41,656	(19,211)
Inventories	(15,054)	3,096
Prepaid expenses and other current assets	2,067	1,053
Accounts payable	(54,905)	28,038
Income taxes payable	(6,475)	2,357
Other accrued expenses and other current liabilities	5,987	(3,262)
Other liabilities	(516)	(5)
Net cash provided by operating activities	22,529	93,719

Cash flows from investing activities:
Purchases of property, plant and equipment	(9,982)	(10,931)
Proceeds from disposal of property and equipment	8	1
Purchases of available-for-sale marketable securities	(63,051)	(23,766)
Proceeds from disposals of available-for-sale marketable securities	46,720	22,021
Purchases of equity method investment	(3,708)	---
Proceeds from disposals of equity method investment	179	---
Proceeds from disposals of investment securities	1,682	19,691
Proceeds from capital reduction of investments	---	1,168
Repayments of refundable deposits, net	(304)	(237)
Releases (pledges) of restricted marketable securities	(227)	2,697
Cash increase resulting from change in consolidated entity	341	---
Net cash provided by (used in) investing activities	(28,342)	10,644

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2015	2014
Cash flows from financing activities:
Payments of cash dividends	(51,364)	(46,042)
Excess tax benefits from share-based compensation	771	1,232
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	83
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	22	38
Purchases of subsidiary shares from noncontrolling interests	(503)	(1,515)
Pledges of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	(50,000)	(24,500)
Proceeds from issuance of new shares by subsidiaries	1,466	---
Proceeds from short-term debt	412,303	417,500
Repayments of short-term debt	(362,303)	(393,000)
Net cash used in financing activities	(49,608)	(46,204)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(216)	(13)
Net increase (decrease) in cash and cash equivalents	(55,637)	58,146
Cash and cash equivalents at beginning of period	185,466	127,320
Cash and cash equivalents at end of period	$129,829	$185,466

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$516	$592
Income taxes	$12,505	$13,311

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$10,567	$10,385
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	(585)	546
Cash paid	$9,982	$10,931

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2015	2014	2015
Revenues	$177,977	$227,179	$165,582

Gross profit	40,734	56,039	36,072
Add: Share-based compensation – Cost of revenues	27	6	70
Gross profit excluding share-based compensation	40,761	56,045	36,142
Gross margin excluding share-based compensation	22.9%	24.7%	21.8%

Operating income (loss)	8,611	22,636	(2,461)
Add: Share-based compensation	277	534	4,928
Operating income excluding share-based compensation	8,888	23,170	2,467
Add: Acquisition-related charges –Intangible assets amortization	237	194	220
Operating income excluding share-based compensation and acquisition-related charges	9,125	23,364	2,687
Operating margin excluding share-based compensation and acquisition-related charges	5.1%	10.3%	1.6%
Net income (loss) attributable to Himax stockholders	6,130	15,625	(2,332)
Add: Share-based compensation, net of tax	230	407	3,888
Add: Acquisition-related charges, net of tax	139	111	126
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	6,499	16,143	1,682
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	3.7%	7.1%	1.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Twelve Months Ended December 31,
	2015	2014
Revenues	$691,789	$840,542

Gross profit	163,138	205,882
Add: Share-based compensation – Cost of revenues	110	121
Gross profit excluding share-based compensation	163,248	206,003
Gross margin excluding share-based compensation	23.6%	24.5%

Operating income	30,672	72,725
Add: Share-based compensation	6,274	11,266
Operating income excluding share-based compensation	36,946	83,991
Add: Acquisition-related charges –Intangible assets amortization	845	946
Operating income excluding share-based compensation and acquisition-related charges	37,791	84,937
Operating margin excluding share-based compensation and acquisition-related charges	5.5%	10.1%
Net income attributable to Himax stockholders	25,195	66,598
Add: Share-based compensation, net of tax	4,932	8,829
Add: Acquisition-related charges, net of tax	487	572
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	30,614	75,999
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	4.4%	9.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2015	2015
Diluted GAAP earnings per ADS attributable to Himax stockholders	$0.036	$0.146
Add: Share-based compensation per ADS	$0.001	$0.029
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earnings per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.038	$0.178

Numbers do not add up due to rounding

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Nadiya Chen, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext. 22513
Fax: +886-2-2314-0877
Email: nadiya_chen@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
 www.himax.com.tw

Investor Relations - US Representative

John Mattio, Founder
Lamnia International, LLC.
Tel: +1 (203) 885 -1099
Direct: +1 (203) 885 -1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com